EXHIBIT 21.1

SUBSIDIARIES OF CLARUS CORPORATION

The following are subsidiaries of Clarus Corporation as of December 31, 2020 and the jurisdictions in which they are organized.

Company	State or Jurisdiction of Incorporation/Organization
Everest/Sapphire Acquisition, LLC	Delaware
Black Diamond Equipment, Ltd.	Delaware
Black Diamond Retail, Inc.	Delaware
Black Diamond Retail – Alaska, LLC	Delaware
Black Diamond Retail – Colorado, LLC	Delaware
Black Diamond Retail – Montana, LLC	Delaware
Black Diamond Equipment Europe GmbH	Austria
Black Diamond Equipment Retail GmbH	Austria
BD European Holdings, LLC	Delaware
Black Diamond Austria GmbH	Austria
PIEPS GmbH	Austria
SKINourishment, LLC	Delaware
Sierra Bullets, L.L.C.	Delaware
Barnes Bullets – Mona, LLC	Delaware